Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway provides update on outstanding indebtedness

     TORONTO, Aug. 3 /CNW/ - (TSX: KFS, NYSE: KFS) Kingsway Financial Services
Inc. ("Kingsway" or the "Company") today provided an update on its outstanding indebtedness. As of June 30, 2010, the Company has put in place a legal set-off agreement between KFS Capital LLC the owner within the Kingsway group of the Kingsway linked return of capital trust units, Kingsway America Inc.
("KAI") and Kingsway ROC LLC which allows for the offset of the KFS Capital
LLC investment and the KAI debt in the consolidated financial statements of
Kingsway.
     With this agreement in place and taking into account the announcement on
July 8, 2010 regarding the level of senior debt repurchases during the year and the announcement on July 23, 2010 regarding the further acquisition of
Kingsway linked return of capital trust units, the Company and its subsidiaries now have an aggregate principal amount of total indebtedness
("Total Indebtedness") of $132.8 million which is less than 50% of the amount that is sum of the Total Indebtedness and the aggregate amount of shareholders' equity in Kingsway and KAI ("Total Consolidated
Capitalization"). The aggregate principal amount of all senior indebtedness of the Company and its subsidiaries is $45.4 million which is less than 35% of the Total Consolidated Capitalization.

     About the Company

     Kingsway Financial Services Inc. ("Kingsway" or the "Company") focuses on non-standard automobile insurance in the United States of America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock
Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     Forward-Looking Statements

     This press release includes forward-looking statements that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management's current expectations and assumptions. The words "anticipate", "expect", "believe", "may", "should", "estimate",
"project", "intend", "forecast" or similar words are used to identify such forward-looking information. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management of Kingsway. A number of factors could cause actual events, performance or results to differ materially from the events performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see
Kingsway's securities filings, including its 2009 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators'
website at www.sedar.com, and on the EDGAR section of the U.S. Securities and
Exchange Commission's website at www.sec.gov or Kingsway's website at
www.kingsway-financial.com. Except as expressly required by applicable securities law, Kingsway disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %CIK: 0001072627

     /For further information: /
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 19:22e 03-AUG-10